[redacted]

14048155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-53236 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portales Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 East, 31st Street, 10th Floor
(No. and Street)

| New York | NY | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Peabody 212-414-4860
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

| 135 West 50th Street | New York | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



gp 3/4/14

gp 3/24/14

# OATH OR AFFIRMATION

I Charles Peabody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portales Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Charles W. Peabody
Signature 2-26-14

Partner
Title

Matthew A Greeley
Notary Public

MATTHEW A GREELEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GR6181397
Qualified in Nassau County
My Commission Expires March 06, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Portales Partners, LLC
**Contents**
**Year Ended December 31, 2013**


**Page(s)**

**Independent Auditors' Report** .......... 1

**Financial Statements**

Statement of Financial Condition .......... 2

Notes to Financial Statements .......... 3–5

MAZARS

WeiserMazars

# Independent Auditors' Report

To the Member
Portales Partners, LLC

We have audited the accompanying financial statement of Portales Partners, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2013 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

**Management's Responsibility for the Financial Statement**
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Portales Partners, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 27, 2014

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

## Portales Partners, LLC
**Statement of Financial Condition**
**December 31, 2013**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 765,336 |
| Accounts receivable | | 154,032 |
| Due from clearing broker | | 187,278 |
| Fixed assets, net of accumulated depreciation | | 98,484 |
| Other assets | | 90,614 |
| Prepaid expenses | | 89,118 |
| Total assets | $ | 1,384,862 |
| **Liabilities and Member's Equity** | | |
| **Total Liabilities** | | |
| Accrued expenses and other payables | $ | 326,089 |
| Total liabilities | | 326,089 |
| **Total Equity** | | 1,058,773 |
| Total liabilities and member's equity | $ | 1,384,862 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Portales Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized in New York and commenced brokerage operations on August 5, 2001.

The Company provides research services mainly relating to the financial services industry and insurance industry sectors to various institutional investors or money managers. These research services are paid for either in cash or through a certain volume of trade on which the Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the rule.

Effective November 1, 2013, two of the three partners owning 60% of the Company retired and the Company became a single-member LLC. The remaining partner now owns 100% of the equity from the time of the change in ownership.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

### Fixed Assets

Fixed assets are stated at cost less accumulated depreciation except certain artworks. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for computer and equipment and furniture and fixtures range from five to seven years. The estimated useful life for leasehold improvements is the remaining term of the Company's lease or the life of the improvement, whichever is shorter.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

### Revenue and Expense Recognition

Commissions earned through securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Income from research activities is recorded when research services are delivered.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Income Taxes**
The Company is a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax returns of the individual members. The Company is subject to New York City Unincorporated Business Tax. Income tax expense for the year ended December 31, 2013 consists of New York City Unincorporated Business Tax. The Company utilizes the cash basis method of accounting for income tax purposes and accrual basis of accounting for financial reporting purposes.

Effective November 1, 2013, two of the three partners owning 60% of the Company retired and the Company became a single-member LLC. The remaining partner now owns 100% of the equity from the time of the change in ownership.

Management believes that the Company does not have any uncertain tax positions as of December 31, 2013. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

## 3. Accounts Receivable

The Company historically has not incurred any significant bad debt expense and, accordingly, has determined an allowance for uncollectible accounts is not required.

## 4. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2013, the Company has a receivable of $187,278 from the clearing broker including a deposit of $109,362.

## 5. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2013 is as follows:

| | |
|---|---|
| Computer and equipment | $ 129,508 |
| Furniture and fixtures | 76,535 |
| Leasehold improvements | 290,433 |
| Investment in artwork | 55,492 |
| | 551,968 |
| Less accumulated depreciation | (453,484) |
| | $ 98,484 |

## 6. Commitments

The Company's lease for office space expires June 30, 2014. The lease provides for tax and operating expense escalations using the base year as specified in the lease.

Minimum future rental payments under this non-cancellable operating lease as of December 31, 2013 are as follows:

| Year Ending December 31, | Amount |
| --- | --- |
| 2014 | $ 65,920 |

## 7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

## 8. Profit Sharing Plan

The Company adopted a non-qualified non-contributory profit sharing plan on January 1, 2002. All full-time employees can participate in the plan after meeting certain eligibility requirements including at least one year of service with the Company.

## 9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Rule requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times of net capital. At December 31, 2013, the Company had net capital of $612,417 which exceeded the regulatory requirement by $590,678. At December 31, 2013, the ratio of aggregate indebtedness to net capital schedule is 0.53 to 1.

## 10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date the financial statements were available for issuance.

# Portales Partners, LLC

**Statement of Financial Condition**
**Year Ended December 31, 2013**